UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41467

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 13, 2023, Magic Empire Global Limited (the “Company” or “MEGL”) issued a press release announcing that its board of directors has authorized a share repurchase plan under which the Company may repurchase up to US$2 million of its shares over the next 12 months. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable securities laws and regulations, including Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The Company expects to fund repurchases made under this plan from its existing funds. The timing and amount of the share repurchases made pursuant to the program will be decided by the Company based on its evaluation of market conditions and be subject to various factors, including the Company’s capital position, liquidity, financial performance and alternative uses of capital, stock trading price, regulatory requirements and general market conditions. This repurchase authorization does not obligate the Company to acquire any specific number of shares or securities and may be modified, suspended or discontinued at any time. MEGL’s board of directors will review the share repurchase plan periodically, and may authorize adjustment of its terms and size.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description
99.1	Magic Empire Global Limited Announces US$2 Million Share Repurchase Plan

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: September 13, 2023	By:	/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen
Chief Executive Officer

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